Subsidiaries of SUN BANCORP, INC.



	The following table sets forth the subsidiaries of the Registrant at December
31, 1995.  Each subsidiary is wholly-owned by the Registrant.


 Name                         Organized Under the Laws of

Sun Bank							                The State of Pennsylvania
Selinsgrove, PA


SUN Life Insurance Company	 	  The State of Arizona
Phoenix, AZ